Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Quarter Ended	For the years ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004

Fixed Charges:
Interest Expense (1)	$3,176	$9,327	$13,393	$14,513	$9,796	$2,817
Capitalized Interest	2,029	10,525	6,539	4,650	2,912	883

Total	5,205	19,852	19,932	19,163	12,708	3,700

Earnings:
Pre-Tax Income	$(100,476)	$(152,541)	$64,283	$38,590	$33,894	$24,859
Fixed Charges	5,205	19,852	19,932	19,163	12,708	3,700
Less:
Capitalized Interest	(2,029)	(10,525)	(6,539)	(4,650)	(2,912)	(883)

Total	(97,300)	(143,214)	77,676	53,103	43,690	27,676

Ratio (2)	—	—	3.90	2.77	3.44	7.48

Fixed Charges	$5,205	$19,852	$19,932	$19,163	$12,708	$3,700
Preferred Dividends	1,280	5,140	2,174	—	—	—

Total	6,485	24,992	22,106	19,163	12,708	3,700

Earnings	$(97,300)	$(143,214)	$77,676	$53,103	$43,690	$27,676

Ratio (3)	—	—	3.51	2.77	3.44	7.48

(1)	2005 interest expense excludes $2.6 million of deferred financing costs that were written off in connection with terminated credit facilities.

(2)	For the quarter ended March 31, 2009 and the year ended December 31, 2008, the Company recognized a non-cash ceiling test write-down of its oil and gas properties totaling $103.6 million and $266.2 million, respectively. As a result, during the 2009 and 2008 periods, earnings were insufficient to cover fixed charges by $102.5 million and $163.1 million, respectively, and therefore no ratios are shown.

(3)	For the quarter ended March 31, 2009 and the year ended December 31, 2008, the Company recognized a non-cash ceiling test write-down of its oil and gas properties totaling $103.6 million and $266.2 million, respectively. As a result, during the 2009 and 2008 periods, earnings were insufficient to cover fixed charges by $103.8 million and $168.2 million, respectively, and therefore no ratios are shown.